November 30, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (901) 214-1833

John V. Faraci
Chairman and Chief Executive Officer
International Paper Company
6400 Poplar Avenue
Memphis, Tennessee 38197

> **Re:** **International Paper Company**
> **Definitive 14A**
> **Filed April 5, 2007**
> **File No. 001-03157**

Dear Mr. Faraci:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 14, 2007 or tell us by that time when you will provide us with a response. If the comments requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment 3 of our August 21, 2007 letter. However, to the extent that you believe the disclosure of performance metrics, targets or objectives would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.

2. We reissue comment 9 of our August 21, 2007 letter. Please confirm for us that you will comply with this comment in future filings.

      Please contact me at (202) 551-3729 with any questions.

                                          Sincerely,

                                          Craig Slivka
                                          Attorney Advisor